Exhibit 99.3

Financial Statements
Q1 2022

For the three months ended
March 31, 2022

999.9
FINE
GOLD

Franco Nevada
The GOLD Investment that WORKS

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2022	2021

ASSETS
Cash and cash equivalents (Note 4)	$722.7	$539.3
Receivables	144.5	119.8
Loan receivable (Note 5)	40.4	39.7
Prepaid expenses and other (Note 6)	42.0	52.6
Current assets	$949.6	$751.4

Royalty, stream and working interests, net (Note 7)	$5,095.1	$5,149.3
Investments (Note 5)	260.6	235.9
Deferred income tax assets	48.2	49.4
Other assets (Note 8)	46.9	23.9
Total assets	$6,400.4	$6,209.9

LIABILITIES
Accounts payable and accrued liabilities	$36.8	$33.6
Current income tax liabilities	6.9	9.6
Current liabilities	$43.7	$43.2

Deferred income tax liabilities	$145.1	$135.4
Other liabilities	5.9	6.1
Total liabilities	$194.7	$184.7

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	$5,647.2	$5,628.5
Contributed surplus	16.2	16.1
Retained earnings	605.3	484.9
Accumulated other comprehensive loss	(63.0)	(104.3)
Total shareholders’ equity	$6,205.7	$6,025.2

Total liabilities and shareholders’ equity	$6,400.4	$6,209.9

Commitments and contingencies (Notes 20 and 21)
Subsequent events (Notes 3 (b), 3 (c), 5 (b))

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 First Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2022	2021
Revenue (Note 10)	$338.8	$308.9

Costs of sales
Costs of sales (Note 11)	$43.6	$40.6
Depletion and depreciation	74.6	71.2
Total costs of sales	$118.2	$111.8
Gross profit	$220.6	$197.1

Other operating expenses (income)
General and administrative expenses	$5.6	$4.2
Share-based compensation expenses (Note 12)	4.3	2.0
Gain on sale of gold bullion	(1.3)	(0.6)
Total other operating expenses (income)	$8.6	$5.6
Operating income	$212.0	$191.5
Foreign exchange gain (loss) and other income (expenses)	$6.2	$(0.1)
Income before finance items and income taxes	$218.2	$191.4

Finance items (Note 14)
Finance income	$0.7	$0.7
Finance expenses	(0.9)	(0.8)
Net income before income taxes	$218.0	$191.3

Income tax expense (Note 15)	36.0	19.8
Net income	$182.0	$171.5

Other comprehensive income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$22.2	$9.4

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	19.7	18.6
Other comprehensive income	$41.9	$28.0

Comprehensive income	$223.9	$199.5

Earnings per share (Note 17)
Basic	$0.95	$0.90
Diluted	$0.95	$0.90
Weighted average number of shares outstanding (Note 17)
Basic	191.3	191.0
Diluted	191.7	191.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 First Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2022	2021
Cash flows from operating activities
Net income	$182.0	$171.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	74.6	71.2
Share-based compensation expenses	1.6	1.4
Unrealized foreign exchange (gain) loss	(6.2)	0.1
Deferred income tax expense (recovery)	7.0	(2.3)
Other non-cash items	(1.7)	(1.2)
Acquisition of gold bullion	(9.5)	(10.5)
Proceeds from sale of gold bullion	16.1	7.5
Changes in other assets	(23.4)	(5.6)
Operating cash flows before changes in non-cash working capital	$240.5	$232.1
Changes in non-cash working capital:
Increase in receivables	$(16.8)	$(8.9)
Decrease in prepaid expenses and other	5.3	3.4
Increase (decrease) in current liabilities	1.6	(2.3)
Net cash provided by operating activities	$230.6	$224.3

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(2.8)	$(190.3)
Acquisition of energy well equipment	(0.3)	(0.3)
Proceeds from sale of investments	1.5	12.2
Net cash used in investing activities	$(1.6)	$(178.4)

Cash flows used in financing activities
Payment of dividends	$(50.1)	$(41.8)
Credit facility amendment costs	—	(0.1)
Proceeds from exercise of stock options	2.5	—
Net cash used in financing activities	$(47.6)	$(41.9)
Effect of exchange rate changes on cash and cash equivalents	$2.0	$0.3
Net change in cash and cash equivalents	$183.4	$4.3
Cash and cash equivalents at beginning of period	$539.3	$534.2
Cash and cash equivalents at end of period	$722.7	$538.5

Supplemental cash flow information:
Dividend income received	$2.5	$5.0
Interest and standby fees paid	$0.6	$0.6
Income taxes paid	$22.5	$21.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 First Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other	Retained
	Share capital	Contributed	comprehensive	earnings
	(Note 16)	surplus	loss	(deficit)	Total equity
Balance at January 1, 2022	$5,628.5	$16.1	$(104.3)	$484.9	$6,025.2
Net income	—	—	—	182.0	182.0
Other comprehensive income	—	—	41.9	—	41.9
Total comprehensive income					$223.9
Exercise of stock options	$6.6	$(1.5)	$—	$—	$5.1
Share-based payments	—	1.6	—	—	1.6
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.6)	0.6	—
Dividend reinvestment plan	12.1	—	—	—	12.1
Dividends declared	—	—	—	(62.2)	(62.2)
Balance at March 31, 2022	$5,647.2	$16.2	$(63.0)	$605.3	$6,205.7

Balance at January 1, 2021	$5,580.1	$14.0	$(115.9)	$(34.4)	$5,443.8
Net income	—	—	—	171.5	171.5
Other comprehensive income	—	—	28.0	—	28.0
Total comprehensive income					$199.5
Share-based payments	$—	$1.6	$—	$—	$1.6
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(6.6)	6.6	—
Dividend reinvestment plan	8.1	—	—	—	8.1
Dividends declared	—	—	—	(49.9)	(49.9)
Balance at March 31, 2021	$5,588.2	$15.6	$(94.5)	$93.8	$5,603.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 First Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 - Significant accounting policies

(a)	Basis of presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2021. These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on May 4, 2022.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)	Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2021.

(c)	New and Amended Accounting Standards

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Note 3 - Acquisitions and other transactions

(a)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $1.8 million in Q1 2022 (Q1 2021 – $1.2 million). As at March 31, 2022, Franco-Nevada’s total cumulative investment in the Royalty Acquisition Venture totaled $430.2 million and Franco-Nevada has remaining commitments of up to $89.8 million. Accounts payable at March 31, 2022 include $0.6 million (December 31, 2021 - $1.7 million) of contributions disbursed after period-end.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

2022 First Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Acquisition of Caserones Royalty – Chile

Subsequent to Q1 2022, on April 14, 2022, the Company agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada is entitled to royalty payments in respect of the period commencing January 1, 2022.

In connection with the royalty acquisition, the Company completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for total proceeds of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

(c)	Acquisition of Additional Castle Mountain Royalty – California, U.S.

Subsequent to Q1 2022, on May 2, 2022, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with the Company’s 2.65% NSR on the broader Castle Mountain land position, the Company now has an effective 4.65% NSR on the Pacific Clay claims.

Note 4 - Cash and cash equivalents

Cash and cash equivalents comprised the following:

	At March 31,	At December 31,
	2022	2021
Cash deposits	$712.7	$529.7
Term deposits	10.0	9.6
	$722.7	$539.3

As at March 31, 2022 and 2021, cash and cash equivalents were primarily held in interest-bearing deposits.

Note 5 - Investments and loan receivable

Investments and loan receivable comprised the following:

	At March 31,	At December 31,
	2022	2021
Loan receivable - current	$40.4	$39.7
	$40.4	$39.7

Equity investments	$259.8	$235.1
Warrants	0.8	0.8
	$260.6	$235.9

(a)	Equity investments

Equity investments comprised the following:

	At March 31,	At December 31,
	2022	2021
Labrador Iron Ore Royalty Corporation ("LIORC")	$212.9	$187.4
Other	46.9	47.7
	$259.8	$235.1

During the three months ended March 31, 2022, the Company disposed of equity investments with a cost of $0.9 million (Q1 2021 - $4.6 million) for gross proceeds of $1.5 million (Q1 2021 - $12.2 million).

2022 First Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The change in the fair value of equity investments recognized in other comprehensive income for the periods ended March 31, 2022 and 2021 were as follows:

	For the three months ended
	March 31,
	2022	2021
Gain on changes in the fair value of equity investments at FVTOCI	$22.6	$21.4
Income tax expense in other comprehensive income	(2.9)	(2.8)
Gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$19.7	$18.6

(b)	Loan receivable

The loan receivable was extended to Noront Resources Ltd. (“Noront”) as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. The loan bears 7% interest, is secured by certain mining claims held by Noront in the Ring of Fire district, and has a contractual maturity date of September 30, 2022. As at March 31, 2022, the loan receivable balance, consisting of the principal amount of $25.0 million and accrued interest of $15.4 million, was $40.4 million.

The Company also has discretion to require repayment of 105% of the principal amount and accrued interest upon occurrence of a change of control of Noront. Subsequent to Q1 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd. (“Wyloo Metals”) on April 7, 2022, the Company elected for repayment of the loan and received $42.7 million on May 4, 2022.

Note 6 - Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At March 31,	At December 31,
	2022	2021
Gold bullion	$27.0	$32.4
Prepaid expenses	13.5	18.8
Stream ounces inventory	0.6	0.5
Debt issue costs	0.9	0.9
	$42.0	$52.6

Note 7 - Royalty, stream and working interests

(a)	Royalties, streams and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges and reversals, comprised the following:

			Impairment
		Accumulated	(charges)
As at March 31, 2022	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,602.2	$(699.4)	$—	$902.8
Streams	4,512.0	(1,936.3)	—	2,575.7
Energy	1,985.3	(737.1)	—	1,248.2
Advanced	369.4	(57.9)	—	311.5
Exploration	68.0	(11.1)	—	56.9
	$8,536.9	$(3,441.8)	$—	$5,095.1
1.	Accumulated depletion includes previously recognized impairment charges and reversals.

2022 First Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

			Impairments
		Accumulated	(charges)
As at December 31, 2021	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,590.2	$(687.2)	$—	$903.0
Streams	4,511.9	(1,888.9)	—	2,623.0
Energy	1,972.6	(789.8)	75.5	1,258.3
Advanced	365.9	(49.6)	(7.5)	308.8
Exploration	67.1	(10.9)	—	56.2
	$8,507.7	$(3,426.4)	$68.0	$5,149.3

1.	Accumulated depletion includes previously recognized impairment charges.

Changes in royalty, stream and working interests for the periods ended March 31, 2022 and December 31, 2021 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2021	$406.9	$2,653.6	$1,214.6	$294.0	$63.0	$4,632.1
Additions	540.0	165.6	24.7	22.7	—	753.0
Transfers	6.3	—	—	—	(6.3)	—
Impairment (charges) and reversals	—	—	75.5	(7.5)	—	68.0
Depletion	(42.7)	(196.2)	(57.9)	(0.6)	—	(297.4)
Impact of foreign exchange	(7.5)	—	1.4	0.2	(0.5)	(6.4)
Balance at December 31, 2021	$903.0	$2,623.0	$1,258.3	$308.8	$56.2	$5,149.3

Additions	$—	$—	$1.8	$—	$—	$1.8
Depletion	(9.6)	(47.4)	(17.0)	(0.2)	—	(74.2)
Impact of foreign exchange	9.4	0.1	5.1	2.9	0.7	18.2
Balance at March 31, 2022	$902.8	$2,575.7	$1,248.2	$311.5	$56.9	$5,095.1

Of the total net book value as at March 31, 2022, $4,216.3 million (December 31, 2021 - $4,107.5 million) is depletable and $878.8 million (December 31, 2021 - $1,041.8 million) is non-depletable.

Note 8 - Other assets

Other assets comprised the following:

	At March 31,	At December 31,
	2022	2021
Deposits related to Canada Revenue Agency ("CRA") audits	$39.0	$15.6
Energy well equipment, net	5.5	5.4
Right-of-use assets, net	1.3	1.5
Debt issue costs	0.9	1.2
Furniture and fixtures, net	0.2	0.2
	$46.9	$23.9

Deposits related to CRA audits represent security paid in cash by the Company in connection with an audit by the CRA of its 2012-2017 taxation years, as referenced in Note 21.

2022 First Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 9 - Debt

Changes in obligations related to the Company’s credit facilities were as follows:

	Corporate	FNBC
	revolver	revolver	Total
Size of facility	$1,000.0	$100.0	$1,100.0
Balance at January 1, 2021	$—	$—	$—
Drawdowns	150.0	—	150.0
Repayment	(150.0)	—	(150.0)
Balance at December 31, 2021	$—	$—	$—

Drawdowns	$—	$—	$—
Repayment	—	—	—
Balance at March 31, 2022	$—	$—	$—

(a)	Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). The Corporate Revolver has a maturity date of July 9, 2025. Advances under the Corporate Revolver bear interest depending on the currency of the advance and the Company’s leverage ratio, and the Corporate Revolver is subject to standby fees even if no amounts are outstanding.

The Company has two standby letters of credit in the amount of $18.5 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 taxation years, as referenced in Note 21.

(b)	FNBC Revolver

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), had a $100.0 million unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver had a maturity date of March 20, 2022. As the Company did not renew the FNBC Revolver, the facility expired and is no longer available to draw on.

2022 First Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 10 - Revenue

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended
	March 31,
	2022	2021
Commodity
Gold(1)	$187.5	$190.0
Silver	41.1	47.7
Platinum group metals(1)	14.2	19.5
Iron ore(2)	19.3	5.0
Other mining assets	1.1	1.6
Mining	$263.2	$263.8
Oil	$39.0	$26.0
Gas	29.5	14.4
Natural gas liquids	7.1	4.7
Energy	$75.6	$45.1
	$338.8	$308.9
Geography
South America	$102.2	$88.9
Central America & Mexico	79.2	68.2
United States	73.1	66.3
Canada(1)(2)	51.7	55.7
Rest of World	32.6	29.8
	$338.8	$308.9
Type
Revenue-based royalties	$121.3	$94.1
Streams(1)	184.0	176.9
Profit-based royalties	24.9	28.7
Other(2)	8.6	9.2
	$338.8	$308.9
1.	Includes a loss of $0.1 million and gain of $0.6 million of provisional pricing adjustments for gold and platinum-group metals, respectively (Q1 2021 – loss of $0.2 million and gain of $0.6 million, respectively).
2.	For Q1 2022, includes dividend income of $2.5 million from the Company’s equity investment in LIORC (Q1 2021 – $5.0 million).

Note 11 - Costs of sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended
	March 31,
	2022	2021
Costs of stream sales	$40.0	$37.1
Mineral production taxes	0.5	0.6
Mining costs of sales	$40.5	$37.7
Energy costs of sales	3.1	2.9
	$43.6	$40.6

2022 First Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 - Share-based compensation expense

Share-based compensation expenses comprised the following:

	For the three months ended
	March 31,
	2022	2021
Stock options and restricted share units	$1.6	$1.4
Deferred share units	2.7	0.6
	$4.3	$2.0

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market of the value of the deferred share units (“DSUs”) granted to the directors of the Company. These expenses were previously presented in general and administrative expenses. Amounts in the comparative period have been reclassified in order to conform with the current period presentation.

Note 13 - Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended
	March 31,
	2022	2021
Short-term benefits(1)	$1.0	$0.8
Share-based payments(2)	3.4	0.9
	$4.4	$1.7
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units and mark-to-market charges on deferred share units during the period.

Note 14 - Finance income and expenses

Finance income and expenses for the periods ended March 31, 2022 and 2021 were as follows:

	For the three months ended
	March 31,
	2022	2021
Finance income
Interest	$0.7	$0.7
	$0.7	$0.7
Finance expenses
Standby charges	$0.6	$0.6
Amortization of debt issue costs	0.3	0.2
	$0.9	$0.8

2022 First Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 - Income taxes

Income tax expense for the periods ended March 31, 2022 and 2021 was as follows:

	For the three months ended
	March 31,
	2022	2021
Current income tax expense	$29.0	$22.1
Deferred income tax expense (recovery)	7.0	(2.3)
Income tax expense	$36.0	$19.8

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2017 taxation years, as referenced in Note 21.

Note 16 - Shareholders' equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (191,481,722 common shares issued and outstanding as at March 31, 2022) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the three months ended March 31, 2022 and year ended December 31, 2021 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2021	190,956,476	$5,580.1
Exercise of stock options	5,614	0.5
Vesting of restricted share units	58,457	6.1
Dividend reinvestment plan	313,845	41.8
Balance at December 31, 2021	191,334,392	$5,628.5
Exercise of stock options	71,741	$6.6
Dividend reinvestment plan	75,589	12.1
Balance at March 31, 2022	191,481,722	$5,647.2

(b)	Dividends

In Q1 2022, the Company declared dividends of $0.32 per common share (Q1 2021 - $0.26 per common share).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended
	March 31,
	2022	2021
Cash dividends	$50.1	$41.8
DRIP dividends	12.1	8.1
	$62.2	$49.9

2022 First Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 - Earnings per share ("EPS")

	For the three months ended March 31,
	2022			2021
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$182.0	191.3	$0.95	$171.5	191.0	$0.90
Effect of dilutive securities	—	0.4	—	—	0.3	—
Diluted earnings per share	$182.0	191.7	$0.95	$171.5	191.3	$0.90

For the three months ended March 31, 2022, a weighted average of 74,948 stock options and no RSUs (Q1 2021 –no stock options and 14,546 RSUs) was excluded in the computation of diluted EPS due to being anti-dilutive. Further, for three months ended March 31, 2022, no stock options (Q1 2021 – 61,594 stock options) was excluded due to the strike price exceeding the average share price during the period. RSUs totaling 66,794 (Q1 2021 - 66,996 RSUs) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at March 31, 2022.

Note 18 - Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended March 31,
	2022			2021
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$263.2	$75.6	$338.8	$263.8	$45.1	$308.9

Expenses
Costs of sales	$40.5	$3.1	$43.6	$37.7	$2.9	$40.6
Depletion and depreciation	57.2	17.0	74.2	59.2	11.6	70.8
Segment gross profit	$165.5	$55.5	$221.0	$166.9	$30.6	$197.5

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended
	March 31,
	2022	2021
Total segment gross profit	$221.0	$197.5

Other operating (income)/expenses
General and administrative expenses	$5.6	$4.2
Share-based compensation expense	4.3	2.0
Gain on sale of gold bullion	(1.3)	(0.6)
Depreciation	0.4	0.4
Foreign exchange (gain) loss and other (income) expenses	(6.2)	0.1
Income before finance items and income taxes	$218.2	$191.4

Finance items
Finance income	$0.7	$0.7
Finance expenses	(0.9)	(0.8)
Net income before income taxes	$218.0	$191.3

2022 First Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 19 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2022.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at March 31, 2022	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$5.0	$—	$5.0
Equity investments	255.6	—	4.2	259.8
Warrants	—	0.8	—	0.8
	$255.6	$5.8	$4.2	$265.6

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2021	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$4.8	$—	$4.8
Equity investments	231.0	—	4.1	235.1
Warrants	—	0.8	—	0.8
	$231.0	$5.6	$4.1	$240.7

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

2022 First Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

Note 20 - Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	0%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Karma	4.875	% (23)	0%		0%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (25)	0%		0%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(28)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

2022 First Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries were fixed until February 28, 2021. Thereafter, percentage is 4.875%.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

(b)Capital commitments

The Company is committed to funding its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 3 (a).

The Company also has commitments of $12.5 million for contingent payments in relation to its Rosemont/Copper World royalty, and $8.0 million for contingent payments in relation to its Rio Baker (Salares Norte) royalty.

Note 21 - Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

During the quarter, the Company posted security in the form of cash in the amount of $23.2 million (C$29.0 million) for 50% of the reassessed amounts from the Notice of Reassessment for the 2016 taxation year in relation to the Mexico Transfer Pricing matters and the Notices of Reassessment for the 2016 and 2017 taxation years in relation to the Barbados Transfer Pricing matters, as further detailed below in Note 21 (b) and Note 21 (c), respectively. The Company has filed formal Notices of Objection against these reassessments. Subsequent to quarter-end, on April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year in relation to the Canadian Domestic Tax matters, as further detailed below in Note 21 (a).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2022 First Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017

For 2014-2017:

Tax: $15.9 (C$19.9)

Interest and other penalties: $4.2 (C$5.3)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $35.3 (C$44.2)

Interest and other penalties: $2.9 (C$3.6)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $24.0 (C$29.9)

Transfer pricing penalties: $8.3 (C$10.3) for 2013-2015; $1.4 (C$1.7) for 2016 under review

Interest and other penalties: $10.7 (C$13.4)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $37.3 (C$46.6)

Transfer pricing penalties: $2.0 (C$2.5) for 2014-2015; $12.1 (C$15.1) for 2016-2017 under review

Interest and other penalties: $11.2 (C$14.1)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $171.8 (C$214.7)

Transfer pricing penalties: $64.8 (C$81.0)

Interest and other penalties: $14.1 (C$17.6)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.1 (C$7.7) Interest and other penalties: $3.0 (C$3.8) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.
(a)	Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to March 31, 2022) and other penalties of $0.2 million (C$0.3 million). The Company

2022 First Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 8, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $8.0 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to March 31, 2022) and applicable penalties of $2.2 million (C$2.8 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8.

Subsequent to quarter-end, on April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the “2017 Domestic Reassessment” and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $6.8 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to March 31, 2022) and applicable penalties of $1.8 million (C$2.3 million). The Company intends to file a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and post security for 50% of the reassessed amounts.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2021 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $35.3 million (C$44.2 million) plus interest (calculated to March 31, 2022) and other penalties of approximately $2.9 million (C$3.6 million).

(b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $20.3 million (C$25.3 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $9.6 million (C$12.0 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a).

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $8.3 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.7 million (C$4.6 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $1.1 million (C$1.4 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.4 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

2022 First Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.4 million (C$6.7 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $2.3 million (C$2.9 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a).

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $31.9 million (C$39.8 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $8.9 million (C$11.1 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $12.1 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8.

If the CRA were to reassess the Company for taxation years 2018 through 2021 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $171.8 million (C$214.7 million), transfer pricing penalties of approximately $64.8 million (C$81.0 million) plus interest (calculated to March 31, 2022) and other penalties of approximately $14.1 million (C$17.6 million).

(d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.1 million (C$7.7 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $3.0 million (C$3.8 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2022 First Quarter Financial Statements	20

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